Mail Stop 4561

April 25, 2008

Mr. Larry A. Goldstone
Chief Executive Officer and President
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

>   **Re: Thornburg Mortgage, Inc.**
>   **Schedule 14A**
>   **Filed April 18, 2008**
>   **File No. 001-11914**

Dear Mr. Goldstone:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2, page 13

1.   We refer to the paragraph on page 14 beginning with "Except as otherwise described below…." Please add a brief statement to more directly explain why an increase to your authorized shares is necessary.

2.   We note that with the increase in your authorized shares you intend to issue warrants to purchase a significant majority of your newly authorized shares to investors in your recent financing transaction. Please provide additional disclosure in the "Proposal No. 2" section as to the material terms of these warrants, the proceeds you expect to receive upon exercise of these warrants, and

> your intended use of these proceeds. We refer you to Item 11(c) of Schedule 14A.

<u>Effect of the Proposal, page 16</u>

3.   Please quantify, if known, the payments owed to the investors under the Principal Participation Agreement to be made on March 19, 2009 through March 31, 2015.

<u>Proposal No. 3, page 17</u>

4.   Please provide the information required by Item 12(d) of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 with any questions you have on these comments or any related matters.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Karen A. Dempsey, Esq. (*via facsimile*)